UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                        ________________________________

Name:  The Thirty-Eight Hundred Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                      3800 Howard Hughes Parkway, Suite 900
                          Las Vegas, Nevada 89169-0925

Telephone Number (including area code): 702-791-6346

Name and address of agent for service of process:

                                 Joseph R. York
                      President and Chief Executive Officer
                       The Thirty-Eight Hundred Fund, LLC
                      3800 Howard Hughes Parkway, Suite 900
                          Las Vegas, Nevada 89169-0925

                                   Copies to:

                              Stacy H. Winick, Esq.
                              Eric S. Purple, Esq.
                             Bell, Boyd & Lloyd LLP
                            1615 L Street, N.W., 1200
                              Washington, DC 20036
                                 (202) 466-6300

Check Appropriate Box:

          Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form
     N-8A:  Yes [ ]   No [X]

Item 1.   Exact Name of Registrant.

          The Thirty-Eight Hundred Fund, LLC

Item 2. Name of state under laws of which registrant was organized or created and the date of such organization and creation.

          Delaware, April 15, 2003

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

          Delaware limited liability company

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

          Management company

Item 5.   If registrant is management company:

          (a) state whether registrant is a "closed-end" company or an "open-end" company;

               Closed-end company

          (b) state whether the registrant is registering as a "diversified" company or a "non-diversified" company.

               Non-diversified company

Item 6.   Name and address of each investment adviser of registrant.

          Wells Capital Management Inc.
          525 Market Street, 10th Floor
          San Francisco, CA  94105

(Upon signing and approval of the investment advisory agreement between Wells Capital Management and the Fund.)

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

          Officers:      Joseph R. York, President and Chief Executive Officer
          --------       Garth H. Wahlberg, Senior Vice President, Treasurer and
                         Secretary

          Directors:     Joseph R. York
          ---------      Garth H. Wahlberg

(Three additional director vacancies to be filled prior to the Fund's filing of its Form N-2.)

Item 8. If registrant is an unincorporated investment company not having a board of directors:


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


          (a) state the name and address of each sponsor of registrant;

          (b) state the name and address of each officer and director of each sponsor of registrant;

          (c) state the name and address of each trustee and custodian of registrant.

               Not applicable

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

               No

          (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

               Not applicable

          (c) If the answer to 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether the registrant presently proposes to make a public offering of its securities (yes or no).

               No

          (d) State whether the registrant has any securities currently issued and outstanding (yes or no).

               Yes

          (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

               The registrant currently has one beneficial owner, Thirty-Eight Hundred Investments Limited. All of the shares of the registrant are indirectly beneficially owned by Wells Fargo & Company.

Item 10.  State the current value of registrant's total assets.

          $191,993,200.84

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

          No

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any.

          Not applicable


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


                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Las Vegas and State of Nevada on the 28th day of December, 2007.

                                   The Thirty-Eight Hundred Fund, LLC
[SEAL]

                                   By:  /s/ Joseph R. York
                                        ------------------------------
                                        Joseph R. York
                                        Director




ATTEST:

By: /s/ Cindy L. Webb
    -----------------------
    Cindy L. Webb
    Witness


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